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LOGO OF ROPES & GRAY   ROPES & GRAY LLP
                       ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
                       BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC

April 30, 2007                          Michael P. Dimitruk
                                        (617) 951-7894
                                        Michael.Dimitruk@ropesgray.com

BY FEDERAL EXPRESS AND EDGAR

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, DC 20549
Attn: Briccio B. Barrientos

Re: BNY Hamilton Funds, Inc. (the "Company" or the "registrant") (File Nos.
    033-47703 & 811-06654)

Ladies and Gentlemen:

On April 13, 2007, Briccio B. Barrientos, a reviewer on the staff of the Securities and Exchange Commission (the "SEC"), provided oral comments to Michael P. Dimitruk of Ropes & Gray LLP, legal counsel to the Company, on the Company's Post-Effective Amendment No. 54 under the Securities Act of 1933, as amended (the "Securities Act"), and Post-Effective Amendment No. 57 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Company's Registration Statement on Form N-1A (the "Registration Statement"), relating to the Company's annual update of the Registration Statement. Each series of the Company described in such Post-Effective Amendments is referred to in this letter as a "Fund" and, together, as the "Funds." Certain of these comments were discussed further with Mr. Barrientos in subsequent conversations between Mr. Barrientos and Mr. Dimitruk. Responses to the comments, as modified by these subsequent conversations, are set forth below.

Equity Funds Prospectuses

Global Real Estate Securities Fund - Principal Investment Strategies

1. As discussed with Mr. Barrientos following receipt of the comment, the first paragraph of the Fund's Principal Investment Strategies section in the Prospectus includes the following disclosure: "The Fund may invest in equity securities of companies of any market capitalization, including smaller companies."

International Equity Fund - Principal Investment Strategies

2. In response to Mr. Barrientos' comment regarding the degree to which the Fund's country allocations are expected to vary from those of the Morgan Stanley Capital International

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   Europe, Australasia and Far East Index, as discussed with Mr. Barrientos following receipt of the comment, disclosure has been added to the Principal Investment Strategies section in the Prospectus indicating that "under normal circumstances, the Fund will invest in at least 10 different countries."

S&P 500 Index Fund - Main Investment Risks

3. As requested by Mr. Barrientos, the following language has been added to the Fund's Main Investment Risks section in the Prospectus:

       "The Fund may invest to a limited extent in smaller company stocks. Investing in smaller company stocks generally involves greater risks than investing in the stocks of large companies. Smaller companies may have less experienced management, unproven track records and limited product lines or financial resources. These factors may cause them to be more susceptible to setbacks or economic downturns. In addition, smaller companies tend to have fewer shares outstanding and trade less frequently than the stocks of larger companies. As a result, there may be less liquidity in smaller company stocks, subjecting them to greater price fluctuations than larger companies. The Fund could lose money if it cannot sell a security at a time and price that would be most beneficial to the Fund."

Small Cap Core Equity Fund - Principal Investment Strategies

4. In response to Mr. Barrientos' comment that the capitalizations of certain components within the Russell 2000(R) Index may grow between rebalancings of the Index such that they should not be considered to be those of small companies, the sentence "[t]he Sub-Advisor considers a small company to be a company that has a market capitalization at the time of purchase within the market capitalization range used by the Russell 2000(R) Index to determine its components" has been replaced with the following language:

       "The Sub-Advisor considers a small company to be a company that has a market capitalization at the time of purchase within the market capitalization range of the Russell 2000(R) Index immediately following the Index's most recent rebalancing."

Small Cap Growth Fund - Principal Investment Strategies

5. In response to Mr. Barrientos' request that the Fund indicate more clearly the capitalization range of the companies that the Advisor considers to have small capitalizations, the disclosure in the Principal Investment Strategies section that stated that "[w]ithin the universe of small-capitalization companies whose market capitalizations are between $100 million and $2 billion, and companies that are represented in the Russell 2000(R) Index (without regard to

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    their market capitalization), the Fund targets those that the Advisor believes have had above-average earnings growth and that have exceeded market expectations" has been replaced with the following language:

       "The Advisor considers small-capitalization companies to be those whose market capitalizations are between $100 million and $2 billion, and companies that are represented in the Russell 2000(R) Index (without regard to their market capitalization). Within the universe of small-capitalization companies, the Fund targets those that the Advisor believes have had above-average earnings growth and that have exceeded market expectations."

Portfolio Managers

6. As requested by Mr. Barrientos, pursuant to Item 5(a)(2) of Form N-1A, for each Fund with more than one portfolio manager, the disclosure in the Portfolio Managers section of the Prospectus states that all portfolio managers "share equal portfolio management responsibilities in respect of the Fund."

    In response to Mr. Barrientos' comments regarding the length of service and business experience during the past five years of each portfolio manager, additional disclosure has been provided in this regard.

Fixed Income Funds Prospectuses

Enhanced Income Fund - General

7. With respect to Mr. Barrientos' request for clarification as to what makes the Fund "enhanced," the use of this term in the Fund's name is intended to reflect the fact that, although not a money market fund, the Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity, which is clearly disclosed in the Fund's Investment Objective section in the Prospectus. While the Fund invests at least 80% of its assets in investment-grade (i.e., rated Baa3/BBB- and above) fixed-income securities, in pursuing its investment objective, the Fund will seek to enhance returns by investing, in addition to investment-grade fixed-income securities, in various other instruments, which may include below investment grade bonds and foreign securities, as described in the Prospectus. Additional disclosure to this effect has been added to the Fund's Investment Strategies section in the Prospectus.

    The Company also notes that the Fund has had its current name since its inception, which was in 2002, and that, as discussed with Mr. Barrientos in subsequent conversations, other industry participants offer funds with similar investment objectives to the Fund that also include the term "enhanced income" in their names.

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Enhanced Income Fund - Investment Objective

8. With respect to Mr. Barrientos' comment regarding the appropriateness of the Fund's investment objective in light of the Fund's name, the Company notes that the use of the term "Income" in the Fund's name is intended to communicate the fact that the Fund pursues its objective by investing at least 80% of its assets investment-grade (i.e., rated Baa3/BBB- and above) fixed-income securities, which is clearly disclosed in the Fund's Principal Investment Strategies section in the Prospectus. In light of the foregoing, the Company believes that it is appropriate for the Fund to pursue its investment objective of seeking to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity, while also including the term "Income" in the Fund's name.

Enhanced Income Fund - Principal Investment Strategies

9. As requested by Mr. Barrientos, the following language has been added to the Fund's Principal Investment Strategies section in the Prospectus:

       "The Fund may invest up to 20% of its Assets in below investment grade bonds (i.e., high yield bonds or "junk bonds"). These are securities that are rated below investment grade (i.e., rated below Baa3/BBB- by Moody's, S&P, or another rating agency, or unrated, but determined by the Advisor to be of comparable credit quality)."

Enhanced Income Fund and Intermediate Government Fund - Principal Investment Strategies

10. In response to Mr. Barrientos' request to add an explanation of what duration means using an example, the following language has been added to the applicable Principal Investment Strategies sections in the Prospectuses for each Fund:

       "Duration is an estimate of how much a bond fund's share price will fluctuate in response to a change in interest rates. To see how the price could shift, multiply the Fund's duration by the change in rates. If interest rates rise by one percentage point, the share price of a fund with an average duration of five years would decline by about 5%. If rates decrease by a percentage point, such fund's share price would rise by about 5%."

High Yield Fund, Intermediate Government Fund, Intermediate New York Tax-Exempt Fund and Intermediate Tax-Exempt Fund - General

11. In response to Mr. Barrientos' request to confirm whether such Funds are investing in inverse floaters and tender offer bonds, the Company has confirmed that the Funds do not currently

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    invest in inverse floaters or tender offer bonds, nor do they have any intent to do so at this time.

Portfolio Managers

12. In response to Mr. Barrientos' comments regarding the length of service and business experience during the past five years of each portfolio manager, additional disclosure has been provided in this regard.

Privacy Policy

13. In response to Mr. Barrientos' comment regarding the Company's Privacy Policy, we note that, in the Final Rule Release for Regulation S-P, the Commission stated that notices of privacy policies may be provided "by mailing a printed copy of [them] together with a prospectus" and that "[b]ecause ... privacy disclosures may be clear and conspicuous when combined with other disclosures, the rule does not mandate that privacy disclosures be provided on a separate piece of paper. The requirement is not necessary and would significantly increase the burden on financial institutions." We also note that, in the "Staff Responses to Questions about Regulation S-P," the Staff stated the following:

       "Regulation S-P does not prohibit financial institutions from combining a privacy notice with another document. Any privacy notice, however, must be clear and conspicuous. Therefore a privacy notice that is combined with another document must be distinct from and not hidden in other information in the document."

   In light of the foregoing, the Company is of the respectful opinion that the statement in its Privacy Policy that the Privacy Policy is not part of the relevant Prospectuses is appropriate is order to make clear that the Policy accompanies but is distinct from the Prospectuses.

Statements of Additional Information

Disclosure of Portfolio Holdings

14. In response to Mr. Barrientos' request concerning the ongoing arrangements that the Funds have with certain service providers of the Funds, the registrant has added additional disclosure to the "Disclosure of Portfolio Holdings" section of each Fund's Statement of Additional Information concerning the frequency with which information about portfolio securities is disclosed, and the length of any lag between the date of the information and the date on which the information is disclosed, to those service providers in connection with their provision of services to the Funds.

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    Special Considerations Relating to Investments in New York Municipal
    Obligations

15. In response to Mr. Barrientos' comment regarding the title of the section entitled "Special Considerations Relating to Investments in New York Municipal Obligations" in the Statements of Additional Information, the title of this section has been changed to "Risk Factors Relating to Investments in New York Municipal Obligations."

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   We have been authorized by the Company to represent to the Staff that the
Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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   We believe that this submission fully responds to your comments. Please feel free to call me at 617-951-7894.

                                                  Very truly yours,

                                                  /s/ Michael P. Dimitruk
                                                  -----------------------------
                                                  Michael P. Dimitruk

cc: Nick Patnaik, Esq., The Bank of New York
    Daniel O. Hirsch, Esq., Ropes & Gray LLP

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